Submitted pursuant to a

Request for Confidential Treatment

Pursuant to 17 C.F.R. 200.83

FOIA Confidential Treatment Request

The entity requesting confidential treatment is

Olaplex Holdings, Inc.

1187 Coast Village Rd, Suite 1-520

Santa Barbara, CA 93108

Attention: President and Chief Executive Officer

Phone: (310) 691-0776

Certain confidential information in this letter has been omitted and provided separately to the Securities and Exchange Commission. Confidential treatment has been requested by Olaplex Holdings, Inc. with respect to the omitted portions, which are identified in this letter by the mark “[***].”

September 8, 2021

VIA EDGAR AND SECURE FILE TRANSFER

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Dillon Hagius/Tim Buchmiller—Legal
Nudrat Salik/Brian Cascio—Accounting

Re:	Olaplex Holdings, Inc.

Registration Statement on Form S-1

Filed on August 27, 2021

File No. 333-259116

Ladies and Gentleman:

This letter is being supplementally furnished on behalf of Olaplex Holdings, Inc. (the “Company”), with respect to the Company’s Registration Statement on Form S-1 (File No. 333-259116) that was originally submitted to the Securities and Exchange Commission (the “Commission”) on June 25, 2021 and amended on August 6, 2021, and filed with the Commission on August 27, 2021 (as may be further amended from time to time, the “Registration Statement”) in connection with the initial public offering (the “IPO”) of the Company’s common stock.

CONFIDENTIAL TREATMENT REQUESTED BY OLAPLEX HOLDINGS, INC.

Securities and Exchange Commission

Division of Corporation Finance

September 8, 2021

For the convenience of the staff (the “Staff”) of the Commission, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s updated response.

Critical Accounting Policies and Estimates Share-Based Compensation, page 92

13.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including share-based compensation.

Preliminary IPO Price Range

The Company supplementally advises the Staff that, based on discussions with the Company’s Board of Directors and in part on input provided by the underwriters, the Company currently anticipates that the price range for the IPO is expected to be within the range of $[***] to $[***] per share of common stock (the “Preliminary Price Range”) after giving effect to the exchange of all of the Class A common units of Penelope Group Holdings, L.P. (“Penelope Group Holdings” and, prior to the Pre-IPO Reorganization (as defined in the Registration Statement), the “Company”) for shares of common stock of the Company at an overall exchange rate that is currently expected to be one-for-[***] (the “Exchange Ratio”) pursuant to the Pre-IPO Reorganization discussed below (or the equivalent of a range of $[***] to $[***] per Class A common unit of Penelope Group Holdings prior to giving effect to the Pre-IPO Reorganization).

As a result of the Pre-IPO Reorganization, among other things, (i) the holders of Class A common units of Penelope Group Holdings will contribute 100% of their Class A common units of Penelope Group Holdings in exchange for (1) shares of common stock of the Company and (2) certain rights to payments under an income tax receivable agreement to be entered into at the time of such contribution, (ii) each time-based option to purchase shares of common stock of Penelope Holdings Corp. will be converted into a time-based option to purchase a number of shares of common stock of the Company in an amount based on a conversion ratio equal to the Exchange Ratio, with a corresponding adjustment to the exercise price of each such stock option in order to preserve the option spread value, and (iii) each performance-based option to purchase shares of common stock of Penelope Holdings Corp. that would vest if the Advent Funds (as defined in the Registration Statement) were to sell for cash their equity interests in Penelope Group Holdings at a share price equal to the IPO price will be converted into a time-based option to purchase a number of shares of common stock of the Company based on a conversion ratio equal to the Exchange Ratio, with a corresponding adjustment to the exercise price of each such stock option in order to preserve the option spread value. Each unvested performance-based option that would not vest if the Advent Funds were to sell for cash their equity interests in Penelope Group Holdings at a share price equal to the IPO price will be forfeited and will cease to be outstanding.

CONFIDENTIAL TREATMENT REQUESTED BY OLAPLEX HOLDINGS, INC. UNDER 17 C.F.R.

§200.83 FOR REQUEST NO. 2

CONFIDENTIAL TREATMENT REQUESTED BY OLAPLEX HOLDINGS, INC.

Securities and Exchange Commission

Division of Corporation Finance

September 8, 2021

The Preliminary Price Range is based on a number of factors, including the Company’s prospects and the prospects for the Company’s industry, the general condition of the securities markets, the recent market prices of, and the demand for, publicly traded stock of generally comparable companies and preliminary discussions with the underwriters regarding potential valuations of the Company. The actual price range to be included in a subsequent amendment to the Registration Statement has not yet been determined and will not be established until shortly before printing the preliminary prospectus for the offering, taking into account all relevant market factors at that time. However, the Company believes that the foregoing Preliminary Price Range will not be subject to significant change and that the actual price range to be included in a subsequent amendment to the Registration Statement will be within the Preliminary Price Range. The Company supplementally advises the Staff that it intends to file a pre-effective amendment to the Registration Statement with a preliminary prospectus that will include a bona fide estimated public offering price range prior to the distribution of any preliminary prospectus. The price range to be included in such preliminary prospectus will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

Determining the Fair Value of Common Stock Prior to the IPO

Because there has been no public market to date for the units of the Company or the common stock of Penelope Holdings Corp., the estimated fair value of the common stock of Penelope Holdings Corp. has been determined by the compensation committee of the general partner of the Company and the board of directors of Penelope Holdings Corp. as of the date of each equity grant, with input from management, considering the most recently available third-party valuation of Penelope Holdings Corp. common stock. As a private entity, the Company engaged an independent third-party valuation specialist (the “Valuation Firm”) to prepare valuations of the equity of Penelope Holdings Corp. The fair value of the common stock of Penelope Holdings Corp. on grant dates in March 2021 was based in part on these third party valuations as of December 31, 2020 (the “December 31, 2020 Valuation”), and the fair value of the common stock on grant dates in June 2021 was based in part on these third party valuations as of March 31, 2021 (the “March 31, 2021 Valuation”). In addition, the Valuation Firm prepared a valuation of the equity of Penelope Holdings Corp. as of June 30, 2021 (the “June 30, 2021 Valuation”), although no grants of equity have been made since such date.

The Valuation Firm used an income approach and market approach, equally weighted, to determine the total enterprise value of Penelope Holdings Corp. for each of the December 31, 2020 Valuation, the March 31, 2021 Valuation and the June 30, 2021 Valuation, as set forth in the table below. The Valuation Firm used comparable companies in the beauty and personal care industry in each of the approaches.

CONFIDENTIAL TREATMENT REQUESTED BY OLAPLEX HOLDINGS, INC. UNDER 17 C.F.R.

§200.83 FOR REQUEST NO. 2

CONFIDENTIAL TREATMENT REQUESTED BY OLAPLEX HOLDINGS, INC.

Securities and Exchange Commission

Division of Corporation Finance

September 8, 2021

Total Enterprise Value of Penelope Holdings Corp.

As of December 31, 2020
	Low	Midpoint	High
Income Approach	$[***]	$[***]	$[***]
Market Approach	$[***]	$[***]	$[***]

Concluded Total Enterprise Value (marketable)	$[***]	$[***]	$[***]

As of March 31, 2021
	Low	Midpoint	High
Income Approach	$[***]	$[***]	$[***]
Market Approach	$[***]	$[***]	$[***]

Concluded Total Enterprise Value (marketable)	$[***]	$[***]	$[***]

As of June 30, 2021
	Low	Midpoint	High
Income Approach	$[***]	$[***]	$[***]
Market Approach	$[***]	$[***]	$[***]

Concluded Total Enterprise Value (marketable)	$[***]	$[***]	$[***]

Based on the concluded total enterprise value (marketable) in each of the December 31, 2020 Valuation, the March 31, 2021 Valuation and the June 30, 2021 Valuation, the Valuation Firm determined the total equity value of Penelope Holdings Corp. to be in a range of $[***] to $[***] (with a midpoint of $[***]) as of December 31, 2020, to be in a range of $[***] to $[***] (with a midpoint of $[***]) as of March 31, 2021, and to be in a range of $[***] to $[***] (with a midpoint of $[***]) as of June 30, 2021. The Valuation Firm then applied a 10% discount for lack of marketability in the December 31, 2020 Valuation and a 5% discount for lack of marketability in each of the March 31, 2021 Valuation and June 30, 2021 Valuation, and adjusted for cash and investments of Penelope Holdings Corp. as of each valuation date and hypothetical cash proceeds from in-the-money options for each of the March 31, 2021 Valuation and June 30, 2021 Valuation.

CONFIDENTIAL TREATMENT REQUESTED BY OLAPLEX HOLDINGS, INC. UNDER 17 C.F.R.

§200.83 FOR REQUEST NO. 2

CONFIDENTIAL TREATMENT REQUESTED BY OLAPLEX HOLDINGS, INC.

Securities and Exchange Commission

Division of Corporation Finance

September 8, 2021

The December 31, 2020 Valuation resulted in an estimated fair value of common stock per share (non-marketable) in a range of $[***] to $[***] (with a midpoint of $[***]) as of December 31, 2020, the March 31, 2021 Valuation resulted in an estimated fair value of common stock per share (non-marketable) in a range of $[***] to $[***] (with a midpoint of $[***]) as of March 31, 2021, and the June 30, 2021 Valuation resulted in an estimated fair value of common stock per share (non-marketable) in a range of $[***] to $[***] (with a midpoint of $[***]) as of June 30, 2021.

Comparison of Most Recent Valuation and the Preliminary Price Range

The Company notes that, as is typical in initial public offerings, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined based in part upon discussions between the Company and the underwriters and with reference to several quantitative and qualitative factors. The factors considered in setting the Preliminary Price Range included:

•	a fundamental analysis of the business including a discounted cash flow valuation;

•	an analysis of the typical valuation ranges seen in recent initial public offerings for companies in the Company’s industry;

•	the general condition of the securities market and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•	the Company’s belief that the public trading market would remain receptive to companies in the beauty and personal care industry; and

•	the Company’s belief that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

As previously noted to the Staff in the Company’s response to Comment 13 of the Staff’s comment letter of July 26, 2021, from January 1, 2021 through March 31, 2021, Penelope Holdings Corp. granted options to purchase a total of [***] shares of common stock at an exercise price of $[***] per share (after giving effect to the Pre-IPO Reorganization) or options to purchase 2,750 shares of common stock at an exercise price of $[***] per share (without giving effect to the Pre-IPO Reorganization) (collectively, the “First Quarter 2021 Grants”) and from April 1, 2021 through the date hereof, Penelope Holdings Corp. granted options to purchase a total of [***] shares of common stock at an exercise price of $[***] per share (after giving effect to the Pre-IPO Reorganization) or options to purchase 3,250 of common stock at an exercise price of $[***] per share (without giving effect to the Pre-IPO Reorganization) (collectively, the “Second Quarter 2021 Grants”). The Company believes that the difference in value reflected between the midpoint of the Preliminary Price Range and the determination of the fair value of the common stock of Penelope Holdings Corp as of March 31, 2021 is primarily the result of the following events and circumstances:

CONFIDENTIAL TREATMENT REQUESTED BY OLAPLEX HOLDINGS, INC. UNDER 17 C.F.R.

§200.83 FOR REQUEST NO. 2

CONFIDENTIAL TREATMENT REQUESTED BY OLAPLEX HOLDINGS, INC.

Securities and Exchange Commission

Division of Corporation Finance

September 8, 2021

•

The Preliminary Price Range assumes the consummation of a successful IPO and the creation of a public market for the Company’s common stock, resulting in an increased common stock valuation. It therefore excludes any marketability or illiquidity discount, which was appropriately taken into account when the compensation committee of the general partner of the Company and the board of directors of Penelope Holdings Corp. established the then fair value of the option awards.

•	The following positive business developments have occurred since March 31, 2021:

•

The continued success of the Company’s No. 8 Bond Intense Moisture Mask since its launch in April 2021, which has been the most successful launch in the Company’s history as measured by net sales and the biggest haircare launch at Sephora in 2021 based on sales through July 2021.

•

The sustained revenue growth in each of the Company’s sales channels following the easing of restrictions that limited salon visits as a result of the COVID-19 pandemic has reinforced the Company’s confidence in its outlook, particularly in its specialty retail and direct-to-consumer channels which are not directly dependent on consumers purchasing products in salons.

•	Increased visibility and confidence in the Company’s new customer pipeline representing significant opportunities and further driving confidence in the Company’s growth opportunities.

•

Increased visibility regarding the Company’s market position, consumer preferences and awareness of the Company’s brand amongst consumers, stylists and others in its industry, the results of which increased the Company’s confidence in its growth potential and execution of its strategy.

•

While the December 31, 2020 Valuation, March 31, 2021 Valuation and June 30, 2021 Valuation utilized comparable companies in the beauty and personal care industry, based on input from the underwriters and preliminary feedback from over 40 “testing the waters” meetings with potential investors, the Preliminary Price Range utilized a different set of comparable publicly-traded companies, including both traditional beauty and personal care comparable companies (“Beauty Peers”) and high-growth consumer companies (“Consumer Growth Peers”) which are more commonly ascribed the potential to have a more disruptive impact on the markets and industries in which they operate and as a result generally trade at multiples greater than those of beauty and personal care companies. In addition, the Preliminary Price Range also took into account the strong recent market performance of these comparable companies, and the favorable dynamics for comparable companies, as outlined below:

CONFIDENTIAL TREATMENT REQUESTED BY OLAPLEX HOLDINGS, INC. UNDER 17 C.F.R.

§200.83 FOR REQUEST NO. 2

CONFIDENTIAL TREATMENT REQUESTED BY OLAPLEX HOLDINGS, INC.

Securities and Exchange Commission

Division of Corporation Finance

September 8, 2021

•

The trading prices of comparable companies that comprise the Beauty Peers used by the underwriters of the IPO in recommending the Preliminary Price Range have increased by an average of 19% from March 31, 2021 to August 31, 2021.

•

The trading prices of comparable companies that comprise the Consumer Growth Peers used by the underwriters of the IPO in recommending the Preliminary Price Range have increased by an average of 27% from March 31, 2021 to August 31, 2021.

•	The completion of the IPO would provide the Company with ready access to the public equity and debt markets.

•

Beginning in early August, the Company held “testing the waters” meetings, from which the Company received feedback from potential investors, including feedback regarding the Company’s revenue growth opportunities, business model sustainability, competitive environment, and comparable companies, which addressed many of the Company’s uncertainties about successfully completing an IPO in the near term.

•

The results of operations and financial position of the Company for the three months ended and as of June 30, 2021 demonstrated robust revenue growth, with net sales increasing to $152 million for the period, compared to $118 million and $93 million for the three months ended March 31, 2021 and December 31, 2020, respectively, and sustained margins during a time of scaling, with gross profit increasing to $121 million for the three months ended June 30, 2021 compared to $94 million and $74 million for the three months ended March 31, 2021 and December 31, 2020, respectively.

In conclusion, the Company respectfully submits that the fair values used as the basis for determining stock-based compensation expense in connection with the recent grants of equity awards of Penelope Holdings Corp. were reasonable and appropriate for the reasons described herein and in the Registration Statement. Further, as previously noted to the Staff, the Company respectfully advises the Staff that the [***] shares of common stock (after giving effect to the Pre-IPO Reorganization) (or 6,000 shares of common stock without giving effect to the Pre-IPO Reorganization) underlying options granted from January 1, 2021 through the submission of date of this letter represents less than 1% of the Class A common units of the Company currently outstanding and if it were determined that the actual fair value was equal to the high end of the Preliminary Price Range rather than the fair value that was utilized, the Company believes that any resulting increase in stock-based compensation expense would not be material to its consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY OLAPLEX HOLDINGS, INC. UNDER 17 C.F.R.

§200.83 FOR REQUEST NO. 2

CONFIDENTIAL TREATMENT REQUESTED BY OLAPLEX HOLDINGS, INC.

Securities and Exchange Commission

Division of Corporation Finance

September 8, 2021

Because of the financially sensitive nature of the Preliminary Price Range and valuation information, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations. Pursuant to Rule 418 under the Securities Act of 1933, as amended, the information contained in this letter is being provided to the Commission on a confidential supplemental basis only and is not to be filed with or deemed part of the Registration Statement.

* * * * *

CONFIDENTIAL TREATMENT REQUESTED BY OLAPLEX HOLDINGS, INC. UNDER 17 C.F.R.

§200.83 FOR REQUEST NO. 2

CONFIDENTIAL TREATMENT REQUESTED BY OLAPLEX HOLDINGS, INC.

Securities and Exchange Commission

Division of Corporation Finance

September 8, 2021

If you have any questions or comments regarding the foregoing, or if there is any additional information that we might provide to assist the Staff’s review, please contact the undersigned at (617) 951-7802.

Very truly yours,

/s/ Craig E. Marcus
Craig E. Marcus

cc:	JuE Wong (Olaplex Holdings, Inc.)